Global Biotech Corp.
500 St Martin W Suite 550
Laval, Quebec H7M 3Y5

October 14, 2010

United States Securities and Exchange Commission
Washington, DC 20549

Attn:

Yong Kim
Jennifer Thompson

Re: your letter of September 15, 2010

File # 0-33271

In response to your comments concerning Global’s 10K of Nov 30, 2009 and 10Q of February 28, 2010 and May 31, 2010.

We are requesting an extension of 10 working days to October 29, 2010, at which time we will have responded to all comments made in your letter of September 15, 2010. We apologize for the delay.

Sincerely,

/s/ Louis Greco

Louis Greco, President
Global Biotech Corp